[LETTERHEAD]

May 8, 2012

Via EMAIL and EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. Michael Clampitt, Senior Attorney

Re:	Customers Bancorp, Inc.
Rule 477 Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-180392)

Dear Mr. Clampitt:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Customers Bancorp, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-180392) together with all exhibits and amendments thereto, which was initially filed on March 28, 2012 (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact our securities counsel, Eric Schoenborn of Stradley Ronon Stevens & Young, LLP, by telephone at (856) 321-2413. Thank you for your attention to this matter.

Sincerely,
CUSTOMERS BANCORP, INC.

By:	/s/ Thomas R. Brugger
Thomas R. Brugger
Chief Financial Officer

Cc via Email:
Eric Schoenborn
David Lyon